December 14, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Finance Trust, Inc.
Registration Statement on Form S-4 Filed October 21, 2016 File No. 333-214189

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Finance Trust, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 2:00 p.m. Eastern Time on December 16, 2016, or as soon thereafter as practicable.

Should you have any questions, please contact Michael J. Choate of Proskauer Rose LLP at (312) 962-3567.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

AMERICAN FINANCE TRUST, Inc.

By:	/s/ Edward M. Weil, Jr.
Name:	Edward M. Weil, Jr.
Title:	Chief Executive Officer and President